CANCER GENETICS, INC.

201 Route 17 North 2nd Floor

Rutherford, NJ 07070

March 29, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Cancer Genetics, Inc. – Form RW for Withdrawal of Registration Statement on Form 8-A

Ladies and Gentlemen:

Please be advised that Cancer Genetics, Inc. (“CGI”) hereby applies for an order granting immediate withdrawal of the Form 8-A filing made by CGI on February 12, 2013 (File No. 001-35817). The Form 8-A is being withdrawn because it provided for registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), when CGI’s common stock is intended to be registered under Section 12(g) of the Exchange Act. CGI is filing a new Form 8-A to register its common stock under Section 12(g) of the Exchange Act.

Very truly yours,

CANCER GENETICS, INC.

By:	/s/ Panna L. Sharma
Name: Panna L. Sharma
Title: Chief Executive Officer